EXHIBIT 20
ALEXANDER & BALDWIN, INC.
INTERIM REPORT TO SHAREHOLDERS
THIRD QUARTER, 1995

[Cover Photo: At capacity -- Matson's flagship, MVR.J. Pfeiffer, carrying a record cargo. Plans call for this fuel-efficient ship to join several other vessels, to be purchased from American president Lines, in Matson's new Pacific Alliance service early in 1996.]

October 27, 1995

To Our Shareholders

The third quarter 1995 net income of Alexander & Baldwin, Inc. (A&B) was $10,345,000, or $0.23 per share. Net income for the comparable period of 1994 was $13,812,000, or $0.30 per share. Net income in the 1994 quarter included $2,788,000, or $0.06 per share, from operations of Matson Leasing Company, Inc. (Matson Leasing), a subsidiary whose net assets were sold in June 1995.

Net income for the first nine months of 1995 was $42,381,000, or $0.93 per share, versus $51,657,000, or $1.12 per share, in 1994. Net income in the first nine months of 1995 included $5,336,000, or $0.12 per share, from operations of Matson Leasing and a gain of $17,206,000, or $0.38 per share, on its sale. Net income in the first nine months of 1994 included $7,406,000, or $0.16 per share, from Matson Leasing operations.

The 1995 nine-month results included an after-tax charge of $5,050,000, or $0.11 per share, for closing unprofitable sugar-growing operations at the Company's McBryde plantation on the island of Kauai. This charge was recorded in the second quarter of 1995.

Fourth-Quarter Dividend

On October 26, 1995, the Board of Directors authorized a fourth-quarter dividend of $0.22 per share, payable on December 7, 1995 to shareholders of record as of the close of business on November 9, 1995.

Operating Profit, Segment Summaries

Consolidated operating profit from continuing operations for the third quarter of this year was five percent higher than in the third quarter of 1994. Consolidated operating profit from continuing operations for the first nine months of 1995, however, was substantially lower than in the same period of 1994. Comparisons between the periods for each business segment are explained in the following sections.

Interest Income Boosts Matson's Results

Ocean transportation operating profit in the third quarter of 1995 rose by 20 percent, primarily due to greater interest income from higher investment balances, lower fuel prices, reduced operating and overhead expenses, and improved results in the Pacific Coast service.

These improvements were partially offset by lower cargo volume in the Hawaii service. Hawaii container volume in the third-quarter of 1995 declined nine percent compared with the third quarter of 1994, primarily the result of continuing weakness in some sectors of Hawaii's economy. Comparing the same periods, Matson's Hawaii automobile volume declined by 18 percent.

The higher investment balances result from the net proceeds of the sale of Matson Leasing. Certain of these funds are planned to be used in early 1996 to acquire vessels from American President Lines, Ltd. (APL) in a previously announced transaction.
For the first nine months of 1995, ocean transportation operating profit declined by 13 percent, primarily due to lower cargo and higher fuel costs. For that period, Matson's Hawaii container volume was down eight percent and automobile volume was down seven percent.

Income Property Results Higher

Third-quarter 1995 property leasing operating profit was six-percent greater than in the comparable period in 1994. The improvement was primarily due to the start of ground lease revenue for a new Costco facility in Kahului, Maui, and higher contributions from Mainland properties.

Property leasing operating profit for the first nine months of 1995 was three-percent lower than in the first nine months of 1994. Earlier in 1995, the leased property portfolio was smaller, due to the sale late in 1994 of a Denver shopping center, and because the Costco lease had not yet started.

The leased property results are benefiting from continuing high occupancy levels for Mainland properties, where year-to-date occupancy rates averaged 97 percent, versus 96 percent last year. Occupancy levels for developed Hawaii properties averaged 90 percent, versus 93 percent last year.

Property Sales Low In Third Quarters 1994 and 1995

Total third-quarter 1995 property sales revenue was $2.4 million, versus $2.1 million recorded in the third quarter of 1994. Operating profit this quarter was about half of the 1994 figure. Sales in the third quarter of 1995 included 15 residential subdivision lots and condominium units, versus 20 subdivision lots in the same period of 1994.

Property sales revenue of $9.4 million in the first nine months of 1995 was lower than the $14.8 million recorded in the first nine months of 1994. Operating profit from property sales for the first nine months was about one-third of that in the first nine months of 1994. 1994 results included a sale of two prime, undeveloped acres near the harbor at Kahului, Maui. There were an aggregate of 29 residential subdivision lots and condominium units sold in the first nine months of 1995, versus 32 lots during that period last year.

C&H Strike, Lower Sugar Production

Food products operating losses increased in the third quarter of 1995 versus the same period in 1994. Results in the third quarter of 1995 reflect low refiner margins and a strike at California and Hawaiian Sugar Company, Inc. (C&H) by members of Sugar Workers Union No.1, AFL-CIO Seafarers International Union of North America that began on September 8 and ended on October 17. Third quarter results also reflect lower sugar yields, which will decrease the expected 1995 sugar harvest at Hawaiian Commercial & Sugar Company, A&B's plantation on Maui.

For the nine months, the operating loss of $19.6 million compares with a loss of $1.5 million in the same period in 1994. The 1995 loss includes a pre-tax charge of $8.1 million for closing sugar operations on Kauai.

Sugar refining operations of C&H continue to be hurt by raw cane sugar prices that have reached a 14-year high, and by relatively low refined product prices. Legislation that will affect many agricultural commodities, including sugar, is being considered by Congress. The deliberations now taking place in Washington, D.C. will significantly influence the future prospects for the Company's cane sugar refining and sugarcane growing operations.

Transition Continues, Outlook

A&B continues to face major challenges in its businesses, but the Company is moving ahead with strategic initiatives that will help improve earnings. During the quarter, we announced that an implementation agreement was reached with APL for the purchase of six vessels and subsequent operation of a new, cost-efficient joint service to Hawaii, Guam and the Far East. Also, we are progressing well with the construction and marketing of the first 42 acres of our new Maui Business Park, and are actively participating with industry groups and Congressional representatives in the important ongoing deliberations regarding sugar legislation.

Recognizing that fundamental changes have taken place in some of the markets served by our businesses, we are continuing to work on a series of significant cost reduction initiatives. The first to be announced was the phase-out of unprofitable sugar operations on Kauai, which is proceeding as planned. Another is the consolidation of Matson's customer service operations at a new facility in Phoenix, Ariz. where operations are beginning this month. Additional changes are being evaluated and will be announced as soon as final plans are developed and approved.


          /s/ John C. Couch
          John C. Couch
          Chairman, President and
          Chief Executive Officer

CONDENSED BALANCE SHEETS
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                                             September 30        December 31
                                                                 1995               1994
                                                              ---------          ---------
                                                             (unaudited)

                              ASSETS

    Current Assets:
      Cash and cash equivalents                                $ 52,544            $ 8,987
      Accounts and notes receivable, net                        158,098            129,156
      Inventories                                                75,651             90,677
      Property held for sale                                      3,120              4,014
      Deferred income taxes                                      12,708             21,347
      Prepaid expenses and other                                 12,014             14,127
      Accrued deposits to Capital
        Construction Fund                                       (23,774)              (550)
                                                              ---------          ---------
            Total current assets                                290,361            267,758
                                                              ---------          ---------
    Investments                                                  81,220             64,913
                                                              ---------          ---------
    Real Estate Developments                                     72,967             66,371
                                                              ---------          ---------

    Property, at cost                                         1,747,994          1,720,390
      Less accumulated depreciation
        and amortization                                        775,541            744,718
                                                              ---------          ---------
             Property - net                                     972,453            975,672
                                                              ---------          ---------
    Capital Construction Fund                                   330,394            176,044
                                                              ---------          ---------
    Net Assets of Discontinued Operations (Note e)                 -               313,690
                                                              ---------          ---------
    Other Assets                                                 48,403             67,713
                                                              ---------          ---------
             Total                                           $1,795,798         $1,932,161
                                                              ---------          ---------

                         LIABILITIES AND
                       SHAREHOLDERS' EQUITY

    Current Liabilities:
      Current portion of long-term liabilities                 $ 35,718           $ 35,177
      Short-term commercial paper borrowing                      83,000             58,000
      Accounts payable                                           35,904             51,757
      Other                                                      68,925             64,778
                                                              ---------          ---------
             Total current liabilities                          223,547            209,712
                                                              ---------          ---------
    Long-term Liabilities:
      Long-term debt                                            386,127            526,231
      Capital lease obligations                                  24,201             35,274
      Post-retirement benefit obligations                       119,045            116,610
      Other                                                      55,887             61,759
                                                              ---------          ---------
             Total long-term liabilities                        585,260            739,874
                                                              ---------          ---------

    Deferred Income Taxes                                       335,876            349,961
                                                              ---------          ---------
    Shareholders' Equity:
      Capital stock                                              37,328             37,493
      Additional capital                                         40,120             38,862
      Unrealized holding gains on securities                     38,456             29,073
      Retained earnings                                         549,028            541,910
      Cost of treasury stock                                    (13,817)           (14,724)
                                                              ---------          ---------
             Total shareholders' equity                         651,115            632,614
                                                              ---------          ---------
             Total                                           $1,795,798         $1,932,161
                                                              =========          =========

See financial notes.

CONDENSED STATEMENTS OF INCOME
(In thousands except per share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES


                                                                  Three Months Ended                    Nine Months Ended
                                                                     September 30                         September 30
                                                                1995             1994 (1)            1995           1994 (1)
                                                              ---------          ---------        ---------        ---------
                                                                      (unaudited)                          (unaudited)
Revenue:
    Net sales, revenue from services and rentals              $ 238,025          $ 279,120        $ 742,147        $ 784,109
    Interest, dividends and other                                 8,261              5,536           20,128           16,027
                                                              ---------          ---------        ---------        ---------
      Total revenue                                             246,286            284,656          762,275          800,136
                                                              ---------          ---------        ---------        ---------
Costs and Expenses:
    Costs of goods sold, services and rentals                   194,694            233,159          616,791          628,653
    Selling, general and administrative                          25,811             28,347           81,774           83,210
    Plantation closure (Note d)                                    -                  -               8,100             -
    Interest (Note f)                                             9,513              6,457           24,676           20,402
    Income taxes                                                  5,923              5,669           11,095           23,620
                                                              ---------          ---------        ---------        ---------
      Total costs and expenses                                  235,941            273,632          742,436          755,885
                                                              ---------          ---------        ---------        ---------
Income from continuing operations                                10,345             11,024           19,839           44,251
Discontinued Operations (Note e):
    Income from operations of Matson Leasing Co.
       (net of interest and  applicable income taxes)              -                 2,788            5,336            7,406
    Gain on sale of Matson Leasing Co. net assets
       (less applicable income taxes of $9,100)                    -                  -              17,206             -
                                                              ---------          ---------        ---------        ---------
Net Income                                                     $ 10,345             13,812         $ 42,381         $ 51,657
                                                              =========          =========        =========        =========

Earnings Per Share:
    Continuing Operations                                        $ 0.23             $ 0.24           $ 0.44           $ 0.96
    Discontinued Operations                                        -                  0.06             0.49             0.16
                                                              ---------          ---------        ---------        ---------
    Total                                                        $ 0.23             $ 0.30           $ 0.93           $ 1.12
                                                              =========          =========        =========        =========

Dividends Per Share                                              $ 0.22             $ 0.22           $ 0.66           $ 0.66

Average Number of Shares Outstanding                             45,529             45,997           45,562           46,131

INDUSTRY SEGMENT DATA
(In thousands)

Revenue:
    Ocean Transportation                                      $ 150,507          $ 154,542        $ 445,212        $ 450,436
    Property Development and Management:
      Leasing                                                     8,746              8,298           25,268           25,065
      Sales                                                       2,403              2,136            9,398           14,827
    Food Products                                                83,946            118,983          280,331          307,640
    Other                                                           684                697            2,066            2,168
                                                              ---------          ---------        ---------        ---------
      Total                                                   $ 246,286          $ 284,656        $ 762,275        $ 800,136
                                                              ---------          ---------        ---------        ---------

Operating Profit: (2)
    Ocean Transportation                                       $ 26,592           $ 22,114         $ 64,549         $ 73,997
    Property Development and Management:
      Leasing                                                     6,033              5,709           17,236           17,781
      Sales                                                         328                748            3,548            9,407
    Food Products  (3)                                           (4,350)            (1,404)         (19,580)          (1,454)
    Other                                                           640                636            1,909            1,997
                                                              ---------          ---------        ---------        ---------
      Total                                                    $ 29,243           $ 27,803         $ 67,662        $ 101,728
                                                              ---------          ---------        ---------        ---------

(1) Restated to exclude discontinued operations, see Note (e).

(2) Before interest expense, corporate expense and income taxes

(3) Nine month amounts for 1995 include an $8.1 million charge for the closure of Kauai sugar operations. See Note (d).

(4) Three month amount for 1994 and nine month amounts for 1995 and 1994 are after deducting interest expense of $3,330,000, $6,987,000 and $9,496,000, respectively.

See financial notes.

CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES


                                                                  Nine Months Ended
                                                                     September 30
                                                                1995               1994
                                                              ---------          ---------
                                                                     (unaudited)

Cash Flows from Continuing Operating Activities                $ 49,413           $ 64,173
                                                              ---------          ---------

Cash Flows from Continuing Investing Activities:
    Capital expenditures                                        (48,434)           (48,230)
    Proceeds from sale of subsidiary net assets                 357,471          -
    Proceeds from disposal of property,
      investments and other assets                                  376                514
    Deposits into Capital Construction Fund                    (132,064)            (7,366)
    Withdrawals from Capital Construction Fund                      938              9,803
    Increase in investments                                      (1,706)               (32)
                                                              ---------          ---------
      Net cash provided by (used in) continuing
             investing activities                               176,581            (45,311)
                                                              ---------          ---------

Cash Flows from Continuing Financing Activities:
    Proceeds from issuances of long-term debt                    40,000             41,000
    Payment of long-term liabilities                           (191,280)           (58,011)
    Proceeds from issuances of
      short-term commercial paper                                25,000              9,000
    Proceeds from issuances of capital stock                        468                 73
    Repurchase of capital stock                                  (5,337)           (11,680)
    Dividends paid                                              (30,073)           (30,473)
                                                              ---------          ---------
      Net cash used in
          continuing financing activities                      (161,222)           (50,091)
                                                              ---------          ---------

Net Increase (Decrease) in Cash and Cash
    Equivalents From Continuing Operations                     $ 64,772          ($ 31,229)
                                                               ========           ========
Net Increase (Decrease) in Cash and Cash Equivalents
    From Discontinued Operations (Note e)                     ($ 21,785)          $  5,211
                                                               ========           ========
Other Cash Flow Information:
    Interest paid, net of amounts capitalized                  $ 28,988           $ 29,641
    Income taxes paid, net of refunds                            40,017             17,397

Other Non-cash Information:
    Accrued deposits to Capital Construction
      Fund, net of accrued withdrawals                           23,224              1,170
    Depreciation                                                 75,500             79,726


See financial notes.

FINANCIAL NOTES
(Unaudited)


(a) Because of the nature of the Company's operations, the results for interim periods are not necessarily indicative of results to be expected for the year, but, in the opinion of management, all material adjustments necessary for the fair presentation of interim period results have been included in this interim financial report.

(b) Estimated effective annual income tax rates differ from statutory rates, primarily due to the dividends-received deductions and various tax credits.

(c) Certain amounts have been reclassified to conform with the current year presentation.

(d) In June 1995, the Company announced the closure of sugar production at its McBryde Sugar Company, Limited subsidiary on Kauai. The closure costs of $8.1 million are shown as a separate item in the accompanying income statements.

(e) On June 30, 1995, the Company sold the containers and certain other assets and liabilities of Matson Leasing Company, Inc. to XTRA Corporation for approximately $360 million. Specifically excluded from the sale were the debt and United States tax obligations of the business. Accordingly, the container leasing segment is reported as a discontinued operation at September 30, 1995, and the consolidated financial statements separately report the net assets, operating results and cash flows of the business. The amounts presented for prior periods have been restated for comparability.

     The sale resulted in a pre-tax gain of $26.3 million, which included the gain on the sale of assets, less estimated costs to be incurred in connection with the sale. The Company is using the proceeds from the sale to repay debt and to meet the capital needs of the remaining segments.

(f) Interest expense of Matson Leasing Co., Inc. had been classified an operating expense prior to the sale of the business. Following the sale, the lon-term debt reverted to Matson Navigation Company, Inc. and interest on the debt from July 1, 1995 forward has been classified as interesT expense.